

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Jon C. Serbousek
Chief Executive Officer
Orthofix Medical Inc.
3451 Plano Parkway
Lewisville, Texas 75056

      Re: Orthofix Medical Inc.
         Registration Statement on Form S-4
         Filed November 8, 2022
         File No. 333-268234

Dear Jon C. Serbousek:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Joseph E. Gilligan, Esq.